170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical to Present at 13th Annual Noble Conference on January 30

TORONTO, ON, January 25, 2017 – Titan Medical, Inc. (TSX: TMD) (OTCQX: TITXF), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (MIS), today announced that David McNally, President and CEO of Titan Medical will present on January 30th at 12:30pm, room 2, at the 13th Annual Noble Conference from January 30 - 31, 2017, in Boca Raton, Fl. Attendance at the conference is by invitation only.

The webcast of the presentation can be viewed 24 hours after the live presentation, by going to Investor Relations section of the company's website at http://www.titanmedicalinc.com/investor-relations.

For more information about the conference, please go to
https://nobleconference.com/noblecon13.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”). The Company’s SPORT™ Surgical System, currently under development, includes a surgeon-controlled robotic platform that incorporates a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a surgeon workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT™ Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecologic, and urologic indications. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 30, 2016 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT INFORMATION

Titan Medical Inc.

David McNally
President and CEO
(416) 548-7522 (ext. 151)
david.mcnally@titanmedicalinc.com
www.titanmedicalinc.com

EVC Group, Inc.

Amanda Prior
Aprior@evcgroup.com
(646) 445-4800

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800